Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12
OF THE SECURITIES EXCHANGE ACT

OP Bancorp (“we,” “our” or “Company”) has only one class of securities registered under the Securities Exchange Act of 1934, as amended, consisting of our common stock, no par value (“Common Stock”). The following description of our Common Stock is a summary only and does not purport to be complete, as such description is subject to and qualified in its entirety by reference to our Articles of Incorporation (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”), which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K. The Company encourages you to read the Articles, the Bylaws and the applicable provisions of the California General Corporation Code.

General

Our authorized capital stock consists of 50,000,000 shares of Common Stock, no par value, (“Common Stock”) and 10,000,000 shares of preferred stock, no par value (“Preferred Stock”). The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. As of March 10, 2020, there were 15,258,546 shares of Common Stock issued and outstanding, and no shares of Preferred Stock were issued and outstanding. All of our issued and outstanding shares of Common Stock are fully paid and non-assessable.

Description of Common Stock

Dividends

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. The ability of our board of directors to declare and pay dividends on our Common Stock is subject to the laws of the state of California, applicable federal and state banking laws and regulations, and the terms of any senior securities (including Preferred Stock) or any debt securities we may then have outstanding. Our principal source of income is dividends that are declared and paid by our wholly owned banking subsidiary, Open Bank, on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from Open Bank.

Voting Rights

Holder of Common Stock are entitled to one vote per share on any issue requiring a vote, except in the election of directors. Shareholders have cumulative voting rights in the election of directors; that is, as to any candidates whose names are placed in nomination prior to voting, a shareholder has the right to vote the number of shares owned for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of directors multiplied by the number of shares owned equals, or to distribute such votes on the same principle among as many candidates as the shareholder deems appropriate. However, cumulative voting will be dispensed with unless a shareholder gives notice at the shareholders’ meeting of his or her intention to cumulate his or her votes. If any one shareholder gives notice of an intention to cumulate votes, then all shareholders may cumulate their votes for candidates in nomination.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of the Company, holders of our Common Stock, are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding Preferred Stock. Because we are a bank holding company, our rights and the rights of our creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Preemptive and Other Rights

Holders of Common Stock are not entitled to any preemptive, subscription, redemption, exchange or conversion rights, and no sinking fund will be applicable to the Common Stock.

Anti-Takeover Considerations and Special Provisions in Our Articles, Our Bylaws and Federal and California Law

California law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized but Unissued Capital Stock. At December 31, 2019, we had 33,391,797 shares of authorized but unissued shares of common stock, including 904,927 shares of common stock reserved for issuance upon the exercise of outstanding stock options. We also have 10,000,000 shares of authorized but unissued shares of preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval (subject to Nasdaq shareholder approval rules). These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our Bylaws provide that special meetings of shareholders may only be called by our Chairman of the Board, our President, the board of directors or by the holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

Advance Notice Provisions. Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to our Chief Executive Officer or President, not less than 60 days prior to the meeting or 10 days after the date of mailing of the notice of meeting to shareholders, and that the notice to our Chief Executive Officer or President contain certain information about the shareholder and the director nominee.

Filling of Board Vacancies; Removals. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, or if the number of directors then in office is less than a quorum, by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. However, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.

New or Amendment of the Bylaws. New bylaws may be adopted or the Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Our Bylaws also provide that except for changing the authorized number of directors or providing for the approval by the board of directors, acting alone, of a loan or guarantee to any officer or an employee benefit plan providing for the same, our Bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders. Accordingly, our board could take action to amend our Bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Voting Provisions. Our Articles do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.

Elimination of Liability and Indemnification. Our articles of incorporation provide that a director of the Company will not incur any personal liability to us or our shareholders for monetary damages for certain breaches of fiduciary duty as a director. A director’s liability, however, is not eliminated with respect to (i) any breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase which is illegal under certain provisions of state law, or, (iv) any transaction from which the director derived an improper personal benefit. Our Articles and Bylaws also provide, among other things, for the indemnification of our directors, officers and agents, and authorize our board of directors to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by the individual while acting for us within the scope of his or her employment (subject to certain limitations). We have obtained director and officer liability insurance covering all of our and Open Bank’s officers and directors.

The foregoing is qualified in its entirety by reference to our Articles and Bylaws, both of which are on file with the SEC.

California and Federal Banking Law. Section 1203 of the Corporations Code of California includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing in control or management of the Company. If an “interested party” makes an offer to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls our Company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an “interested party” we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested party” offer.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the California Department of Business Oversight has approved such acquisition of control. A person would be deemed to have acquired control of the Company if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control the Company.

The Bank Holding Company Act of 1956, as amended, generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, could constitute acquisition of control of the bank holding company.

The foregoing provisions of California and federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our company or other changes in our management.

Listing

Our Common Stock is listed for trading on the NASDAQ Global Market under the trading symbol “OPBK.”